September 12, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Amanda Ravitz Praveen Kartholy Geoffrey Kruczek Jay Mumford Gary Todd

Re:	Ambarella, Inc. Registration Statement on Form S-1 Amendment No. 2 filed August 22, 2012 File No. 333-174838

Ladies and Gentlemen:

On behalf of Ambarella, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 5, 2012, relating to the Company’s Amendment No. 2 to Form S-1 Registration Statement (File No. 333-174838) submitted to the Commission on August 22, 2012 (the “Registration Statement”).

The Company is concurrently submitting to the Commission via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For the convenience of the Staff, we will provide ‘hard’ copies, complete with exhibits, of Amendment No. 3 as well.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Graphics

1.	We note your revisions in response to prior comment 2 and that the pictures “were not necessarily taken” with products you enable. If the pictures you included were not taken with products that include your solutions and those pictures are unrelated to your company and activities, it remains unclear why such pictures are included in this filing.

In response to the Staff’s comment, the Company has revised the graphics in Amendment No. 3 in a manner which the Company believes, after discussions with the Staff, should address the Staff’s stated concerns. The Company respectfully submits that inclusion of images of the end products which the Company’s solutions enable is relevant as it depicts those markets in which the Company competes as discussed in detail in the Registration Statement. Moreover, the Company believes that the inclusion of graphical depictions of end products of which the Company’s solutions are a critical part and how those products may be used does not mislead investors as to the Company’s actual product offerings and is customary in prospectuses of

Securities and Exchange Commission

September 12, 2012

semiconductor companies whose products are components and whose customers are OEMs and ODMs. The Company has included text to the graphics to avoid any confusion as to the nature of the Company’s products.

Industry Background, page 2

2.	We note your response to prior comment 2; however, it continues to appear that your summary describes in large part only the positive aspects of your offering and business. We note, for example, the continued lengthy description of your solutions, products and strategies and the one-sentence bullet points regarding the risks you face. Please revise substantially.

In response to the Staff’s comment, the Company has revised page 2 of Amendment No. 3 to clarify that the Company does not sell into the smartphone or tablet markets and that the Company is not currently targeting such markets, and to remove the specific market data concerning smartphones and tablets. The Company respectfully submits that the aggregate mobile video traffic data is relevant because it reflects a trend of increasing amounts of video content being captured by an increasing number of video capture devices, which markets the Company sells into, and because of its impact on the broadcast infrastructure market in which the Company competes. In addition, page 5 of Amendment No. 3 has been revised to include additional detail for each risk factor that was referenced under the heading “Risks Related to Our Business and Industry”. The Company respectfully submits that the prospectus summary appropriately sets forth the positive aspects of the offering and the Company’s business, while providing sufficient disclosure concerning the rapidity with which the Company’s target markets change and the risks the Company faces, including italicized language at the start of the prospectus summary and inclusion of the headers of key risk factors. The Company also respectfully notes that there are twenty-six pages of risk factors, to which the prospectus summary refers, starting on page 11 of the prospectus, which provide balance and disclosure of the material risks which the Company faces.

3.	We note the revised data included on page 2 in response to prior comment 2 and revisions on page 38. Please update your response to prior comment 14 in your letter to us dated July 11, 2012 to reflect the new data and new report you mention. Please also provide us a copy of this report, clearly marked to support the data you added to your document.

In response to the Staff’s comment, the Company is supplementally providing under separate cover the Techno Systems Research (“TSR”) market report, the Cisco Visual Networking Index: Global Mobile Data Traffic Forecast Update, 2011-2016 and an additional International Data Corporation market report, all marked to cross-reference the various statements in Amendment No. 3 that rely on the industry data contained in such reports.

The Company respectfully advises the Staff that International Data Corporation and TSR are independent market research firms. The Company has confirmed with each of Cisco, International Data Corporation and TSR that the data is from the most recent available information provided by the respective source. Prior to requesting effectiveness of the Registration Statement, the Company will confirm with these sources that the Registration Statement contains the most recent available data from the respective source.

All of the quoted data is contained in publicly available reports or through subscriptions or reports that are available to the public for a fee. The data from the Cisco Visual Networking Index cited in the Registration Statement is publicly available without a fee. The data from International Data Corporation and TSR cited in the Registration Statement is available to anyone in the public for purchase. Neither the Company nor any of the underwriters paid for the compilation of any of the

Securities and Exchange Commission

September 12, 2012

data cited in the Registration Statement. None of such data provided by the third parties was prepared specifically for use by the Company in the Registration Statement.

The Company has obtained a consent from each of Cisco, International Data Corporation and TSR to use their name and data cited in the Registration Statement.

4.	Your revisions in response to prior comment 3 imply that your products currently enable some types of smartphones and tablets. If that is not correct, please revise to eliminate any implication to the contrary.

In response to the Staff’s comment, the Company has revised page 2 of Amendment No. 3 to clarify that the Company does not sell into the smartphone or tablet markets.

Financial Statements

5.	Please update the financial statements when required by Rule 3-12 of Regulation S-X.

The Company respectfully advises the Staff that Amendment No. 3 includes financial statements for the Company’s second quarter of fiscal year 2013 ended July 31, 2012.

Exhibit 8.1

6.	We note the opinion filed in response to prior comment 21 states that the discussion set forth under the heading Taxation “constitutes an accurate summary of the matters described therein.” Please ask counsel to provide a revised opinion that states the disclosure referenced in that section is the opinion of counsel, not merely an accurate summary. Please refer to Section III.B.2 of Staff Legal Bulletin No. 19, available on our web site at http://sec.gov/interps/legal/cfslb19.htm

In response to the Staff’s comment, the form of opinion attached as Exhibit 8.1 has been revised to provide that the applicable disclosure referenced in the Taxation section is the opinion of counsel.

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Securities and Exchange Commission

September 12, 2012

Please direct your questions or comments regarding the Company’s responses or Amendment No. 3 to me at (650) 320-4693. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Aaron J. Alter

Aaron J. Alter

Enclosures

cc (w/encl.):

Feng-Ming Wang

Michael Morehead, Esq.

Ambarella, Inc.

Larry W. Sonsini, Esq.

Jennifer Knapp, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Andrew S. Williamson, Esq.

David G. Peinsipp, Esq.

Cooley LLP